UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 3, 2020

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”).   The meeting will be held on August 3, 2020 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Check Point is carefully monitoring the rapidly evolving global response to the coronavirus (COVID-19) pandemic. For now, Check Point plans to proceed with holding the meeting in person, but cautions that circumstances surrounding the COVID-19 pandemic may require Check Point to convert the meeting from a physical meeting, to either a hybrid meeting or a virtual meeting, at a later date. In such event, Check Point will promptly issue a press release and furnish a Form 6-K and any other required materials with the Securities and Exchange Commission to notify its shareholders with respect to any changes to the time, date, location or format of the meeting (including the manner in which shareholders may attend, participate in and vote at the virtual or hybrid meeting).

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to elect six directors – the one-year terms of our six current directors who are not outside directors will expire at the meeting, and we are proposing to elect six directors;

(2)	to elect two outside directors – the three-year terms of two of our current outside directors will expire at the meeting, and we are proposing to elect two outside directors;

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2020 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2019 consolidated financial statements;

(4)	as required by Israeli law, to approve the compensation for our Chief Executive Officer; and

(5)	as required by Israeli law, to amend the compensation arrangements of our non-executive directors.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by August 3, 2020 at 6:59 A.M. (Israel time), which is August 2, 2020 at 11:59 P.M. (Eastern daylight time).  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” or have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 25, 2020 (the “Record Date”).  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about June 30, 2020, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On June 25, 2020, we had outstanding 140,200,092 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 2 and 4.  In order for each of these two proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 3 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 3 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table shows information as of June 25, 2020 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 140,200,092 ordinary shares outstanding as of June 25, 2020.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	30,203,996	20.8%	5,240,000	$83.59 - $114.95	06/08/2022 - 06/18/2026
Massachusetts Financial Services (5)	8,764,230	6.3%	-	-	-
All directors and officers as a group (13 persons including Mr. Shwed)(4)	37,344,960	25.4%	7,046,037	$65.42 - $115.9	05/27/2021 - 06/18/2026
_______________________

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after June 25, 2020, and restricted share units that vest within 60 days after June 25, 2020.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from June 25, 2020, and restricted share units that vest within 60 days after June 25, 2020.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares.

(5)
As of December 31, 2019, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

The annual compensation earned during 2019 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 2, 2020, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of ten directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Yoav Z. Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, Dr. Tal Shavit and Shai Weiss.

In accordance with our Articles of Association, the term of six of our directors, who are not outside directors under Israel’s Companies Law, expires at the meeting.

You are being asked at this time to reelect five of the six current directors: Gil Shwed, Jerry Ungerman, Dan Propper, Dr. Tal Shavit and Shai Weiss, and to elect one new director, Eyal Waldman, to replace Mr. Nacht, a Check Point founder and the Chairman of our Board of Directors since September 2015 and a director since we were incorporated in 1993, who has elected not to stand for reelection at the meeting.

Information on the service term and reelection process of our four outside directors, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, is provided in Item 2 below.

As announced on May 27, 2020, following the meeting, Jerry Ungerman, the Vice Chairman of our Board of Directors, will replace Mr. Nacht as the Chairman of our Board of Directors, and Guy Gecht will serve as Lead Independent Director of our Board of Directors.  Biographical information concerning all nominees, including Messrs. Ungerman, Gecht and Waldman is set forth below.

Our Board of Directors has determined that each of the nominees, with the exception of Gil Shwed, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating Committee.  Four of these directors, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock, also qualify as our “outside directors” under Israel’s Companies Law, meeting the statutory requirements of independence prescribed by Israel’s Companies Law, as further described in Item 2 below.

In accordance with Israel’s Companies Law, each of the nominees for election to our Board of Directors (as well as our four outside directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating Committee of our Board of Directors, which consists of Shai Weiss (Chairman), Irwin Federman, Ray Rothrock and Dr. Tal Shavit, recommended that the following six nominees be elected to our Board of Directors at the meeting.  Our Board of Directors approved this recommendation.  Each director who is elected at the meeting will serve until next year’s annual general meeting of shareholders. If elected, Mr. Waldman’s appointment to the Board of Directors will become effective on November 1, 2020.

Gil Shwed is the founder and Chief Executive Officer and a director. Mr. Shwed served as Chairman of our Board of Directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the Israel Prize for his contributions to the Israeli technology industry.

Jerry Ungerman has served as Vice Chairman of our Board of Directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Dan Propper has served on our Board of Directors since 2006. Mr. Propper is the Chairman of the board of directors for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represent all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, Tel Aviv University and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel. In 2018, Mr. Propper was appointed the Czech Republic Honorary Consul in Jerusalem.

Dr. Tal Shavit has served on our Board of Directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such companies’ activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Eyal Waldman has been the Co-founder, President, CEO and Board member of Mellanox Technologies since March 1999, up to it being acquired by NVIDIA in April 2020. Between March 1999 until June 2013, Mr. Waldman served as Mellanox’s chairman of the board.  From March 1993 to February 1999, Mr. Waldman served as Vice President of Engineering and was a Co-founder of Galileo Technology, Ltd., a semiconductor company, which was acquired by Marvell Technology Group, Ltd. in January 2001. From August 1989 to March 1993, Mr. Waldman held several design and architecture related positions at Intel Corporation, a manufacturer of computer, networking and communications products, and was awarded with the “IAA Intel achievement” award and the “Employee of the year” award. Mr. Waldman also serves and previously served on the board of directors of several private companies. Mr. Waldman holds a Bachelor of Science degree in Computer Engineering and a Master of Science degree in Electrical Engineering from the Technion - Israel Institute of Technology.  In June 2016, Mr. Waldman was awarded an Honorary Doctorate by the Technion.

Shai Weiss has served on our Board of Directors since 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world.  Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media.  Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the Board of Directors of Check Point until the 2021 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the Board of Directors of Check Point until the 2021 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dan Propper to the Board of Directors of Check Point until the 2021 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the Board of Directors of Check Point until the 2021 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the election of Eyal Waldman to the Board of Directors of Check Point, effective November 1, 2020 and until the 2021 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Shai Weiss to the Board of Directors of Check Point until the 2021 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is required to elect each of the individuals named above as directors.

ITEM 2 – ELECTION OF TWO OUTSIDE DIRECTORS

In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  Under Israel’s Companies Law, an outside director serves for a term of three years, which may be extended for additional three-year terms.  Further, an outside director can be removed from office only under very limited circumstances.  In addition, under Israel’s Companies Law, all of the outside directors must serve on our Audit Committee and Compensation Committee (including one outside director serving as the chair of our Audit Committee and our Compensation Committee), and at least one outside director must serve on each committee of our Board of Directors.  Under certain circumstances, we may elect in the future to exempt ourselves from these statutory requirements pursuant to recently adopted Israeli regulations.

As noted above, Yoav Z. Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under Israel’s Companies Law.  The current terms of office of Messrs. Federman and Rothrock expire in 2020 and they are standing for reelection at the meeting.  The terms of office of Messrs. Chelouche and Gecht expire in 2021, and they are not required to stand for reelection at the meeting.  Biographical information concerning all of our outside directors, including Messrs. Chelouche and Gecht, who are not standing for reelection at the meeting, is set forth below.

Yoav Z. Chelouche has served on our Board of Directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche has been a board member of Tower Semiconductor Ltd. since July 2016. He was until May 2018 and again since February 2019 an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our Board of Directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. In 2019, Mr. Gecht joined the board of directors for Logitech. He also holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Irwin Federman has served on our Board of Directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman was a General Partner of U.S. Venture Partners, a venture capital firm, from 1990 to 2015. He is presently a senior advisor to that firm. Mr. Federman served as the chairman of the board of directors of Mellanox Technologies Ltd. until its acquisition by NVIDIA Corp in April 2020, and serves as a director in Intermolecular, Inc. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

Ray Rothrock has served on our Board of Directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc., a cybersecurity analytics company.  Mr. Rothrock served as the Chief Executive Officer of RedSeal, Inc. from February 2014 until May 2020.  Mr. Rothrock is a director of Nasdaq-listed Roku, Inc, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Nominees for Outside Director

The Nominating Committee of our Board of Directors recommended that Messrs. Federman and Rothrock be reelected as outside directors at the meeting for an additional three-year term, and has found that each of Messrs. Federman and Rothrock has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of Nasdaq.  Our Audit Committee and our Board of Directors approved the Nominating Committee’s recommendation and determined that, in light of the expertise and contribution to our Board of Directors and Board committees of each of Messrs. Federman and Rothrock, the reelection of each of Messrs. Federman and Rothrock as an outside director for an additional three-year term would be in Check Point’s best interest.  If elected at the meeting, each of Messrs. Federman and Rothrock would serve for an additional three-year term.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Irwin Federman to the Board of Directors of Check Point to serve as an outside director for an additional three-year term until the 2023 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Ray Rothrock to the Board of Directors of Check Point to serve as an outside director for an additional three-year term until the 2023 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to elect each of Messrs. Federman and Rothrock as an outside director.  In addition, a special majority vote will be required for approval of the proposal.  In order for the proposal to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2019 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2020.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2019 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2019, including our 2019 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 959 Skyway Road, Suite 300, San Carlos, CA 94070 U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2019, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2019 (in millions):

	Year ended December 31, 2019
Audit fees (1)	$0.8	67%
Audit-related fees (2)	0.1	6%
Tax fees (3)	0.3	27%
All other fees	--	--
Total	$1.2	100%

_______________________
(1)   “Audit fees” are fees for audit services for 2019, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)   “Audit-related fees” are fees for professional services related to information systems audits.

(3)  “Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for 2020 be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent registered public accounting firm.

ITEM 4 – PROPOSAL TO APPROVE COMPENSATION FOR OUR CHIEF EXECUTIVE OFFICER

Background

Our shareholders are being asked to approve the grant of an option award for our Chief Executive Officer, Mr. Gil Shwed.

Mr. Shwed is the founder, Chief Executive Officer and a director of Check Point since Check Point’s inception, and his ongoing long-term active committed contribution has been key to Check Point’s sustained growth and long-term success.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry, and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for more than 25 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Over the years, Mr. Shwed received numerous additional accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

Mr. Shwed also serves as the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and a Tel Aviv University Governor and is a founder of the University’s Check Point Institute for Information Security.  Additional information on Mr. Shwed’s accomplishments, experience and background is available in Item 1 of this Proxy Statement.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our Chief Executive Officer and our directors requires the approval of the Compensation Committee, our Board of Directors and our shareholders.  This includes cash compensation as well as compensation in the form of equity awards.  Accordingly, the proposed option grant to Mr. Shwed, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law, where the Compensation Committee and our Board of Directors may override the shareholders’ decision to oppose the option award proposal, subject to certain conditions, and only after they evaluate the reasons for which the shareholders voted against such proposal and still believe the compensation is warranted for special reasons identified.

If this proposal is not approved by the affirmative vote of our shareholders, we will NOT grant the option award or pay any other compensation to our Chief Executive Officer for 2020, and Mr. Shwed’s sole compensation for 2020 will equal the statutory minimum wage in Israel (approximately $1,500 per month).

Chief Executive Officer Compensation Review

As stated in Check Point’s Executive Compensation Policy, which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation of our Chief Executive Officer, the Compensation Committee considered, among other things, the following factors:

•	Mr. Shwed’s unique, global leadership role in the global cybersecurity industry for more than 25 years, being considered the inventor of the modern firewall;

•
Mr. Shwed’s unique prominent role in Israel which has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years;

•	Mr. Shwed’s success in maintaining a stable management team, creating new and successful leadership and maintaining a corporate culture which inspires our workforce;

•	the ongoing long-term active committed contribution of Mr. Shwed to Check Point’s sustained growth and long-term success;

•	the estimation of Mr. Shwed’s expected contributions to the future growth of Check Point;

•
the difficulty and cost of replacing a high-performing leader and founder and the potential ramifications for Check Point’s short-term and long-term success if Mr. Shwed were to depart from Check Point;

•
the benefit of compensating Mr. Shwed with a simple, straight forward long-term option award, which is 100% tied to Check Point’s shareholders’ interest, on the one hand, and is the most effective incentive tool for a long-term leader and founder as Mr. Shwed, on the other hand;

•	the fact that options, unlike restricted shares or restricted stock units (“RSUs”), do not reward for under performance, as their entire gain is subject to share price appreciation;

•
the fact that options include an inherent market-linked key performance indicator (KPI) and Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options;

•
the fact that Mr. Shwed has requested not to be paid any cash bonus or be granted any “in-the-money” restricted shares or RSU awards (which inherently include a guaranteed portion) as part of his compensation package, thereby fully aligning his interest with the interests of Check Point’s shareholders;

•	the Black-Scholes-Merton value of the proposed option award and alternative option awards, based on award volume and vesting duration;

•	Mr. Shwed’s historical option grants relative to the proposed option award, both in Black-Scholes-Merton value and in the number of ordinary shares underlying the options;

•	the responsibilities and duties performed by Mr. Shwed as Chief Executive Officer;

•	data from an independent analysis of compensation awarded to chief executive officers in our peer group, as provided by Mercer LLC (as described below);

•	the fact that the proposed option award places Mr. Shwed’s compensation below the 75th percentile of chief executive officers in our peer group;

•	feedback solicited by our management and our Board of Directors from our largest shareholders in order to ensure that the proposed compensation plan is aligned with shareholders’ interests; and

•	the motivation of a long-term option award to the achievement of results with integrity and fairness.

Independent Compensation Advisor.  As stated above, the Compensation Committee also directly engaged the services of Mercer LLC, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices.  Mercer reported directly to the Compensation Committee and the Compensation Committee determined Mercer to be independent.

Mercer provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of our peer group.

Peer Group. Our peer group was initially constructed with the advice and assistance of Mercer, and is reviewed and re-assessed periodically by our Compensation Committee based on Mercer’s reports and recommendations.

Our peer group is made up of between 15 to 20 companies, which are most comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The members of our current peer group, which consists of 19 companies, are listed below:

Ansys Inc.	Autodesk Inc.	Cadence Design Systems Inc.
CDK Global Inc.	Citrix Systems Inc.	Dropbox Inc.
FireEye Inc.	Fortinet Inc.	J2 Global Inc.
NICE Ltd.	NortonLifeLock Inc.	Nuance Communications Inc.
Palo Alto Networks Inc.	PTC Inc.	ServiceNow Inc.
Splunk Inc.	SS&C Technologies Holdings Inc.	Synopsys Inc.
Tyler Technologies Inc.

Chief Executive Officer Option Award

Following the review of each of the considerations described above under “Chief Executive Officer Compensation Review”, our Compensation Committee, in consultation with Mercer, has approved and recommended, a simple, straight forward long-term option award, as outlined below, with the objective of continuing to fully align all of Mr. Shwed’s compensation with shareholder interests and long-term company value.

The Compensation Committee, in consultation with Mercer, believes that the proposed option award, which is 100% tied to Check Point’s shareholders interest, is the most effective incentive tool to maintain a long-term market leader and founder as Mr. Shwed, and to ensure the continued short- and long-term success of Check Point under Mr. Shwed’s leadership.

The Compensation Committee believes that the proposed option award, which places Mr. Shwed’s compensation below the 75th percentile of chief executive officers in our peer group, is in the best interest of the shareholders, particularly when taking into account that the entire compensation consists of options that bear a higher risk than restricted shares or RSUs, and the fact that most of the chief executive officers in our peer group are not long-term market leaders and company founders like Mr. Shwed.

Mr. Shwed supports the Compensation Committee’s position that he be granted only options and not restricted shares or RSUs, despite the fact that restricted shares or RSUs would provide considerable compensation even if the ordinary share price remains stable or declines.

Following is a summary of the key terms of the proposed option award:

Equity Type:

Mr. Shwed’s proposed equity component will be comprised 100% of options. No RSUs or restricted shares or other equity awards which also reward for under performance.

Number of Ordinary Shares Subject to Option to be Granted

Mr. Shwed will be granted an option to purchase 500,000 ordinary shares of Check Point. The number of ordinary shares subject to the option award is significantly less than the number of ordinary shares that were subject to the annual option awards granted to Mr. Shwed in prior years.

In the years 2011-2015, Mr. Shwed was granted an option to purchase 1,600,000 ordinary shares, in the years 2016-2019 such amount was reduced to 1,300,000 ordinary shares, and, as noted above, in 2020, it is proposed that such amount be further reduced to 500,000 ordinary shares.

Based on an assumed exercise price of $107.46 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market during the 20 trading days ending June 10, 2020), the Black-Scholes-Merton value of such option award would have been approximately $12.1 million.  The expense will be recorded in our financial statements over the four-year vesting period of the option award.  Since the Black-Scholes-Merton model is merely a financial model that determines the accounting value of the grant, it does not guarantee any actual economic gain to Mr. Shwed.

The following table presents summary information regarding the compensation paid to, or earned by, Mr. Shwed in each of the three years ended December 31, 2019, 2018 and 2017, and as proposed to be paid to, or earned by, Mr. Shwed in the year ended December 31, 2020:

Name	Year	Annual Salary	Stock Awards	Option Awards (#)	Exercise Price	Option Awards ($)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Gil Shwed (Chief Executive Officer)	2020	$18,451	--	500,000	$107.46	$12,086,850	--	$12,537	$12,117,838
	2019	$16,961	--	1,300,000	$114.23	$34,789,690	--	$12,557	$34,819,208
	2018	$15,555	--	1,300,000	$114.81	$43,897,490	--	$13,178	$43,926,223
	2017	$17,393	--	1,300,000	$114.95	$43,042,480	--	$16,401	$43,076,274

* The value of the option awards was calculated based on the Black-Scholes-Merton model.  In the case of 2020, the value of the option award is calculated based on an assumed exercise price of $107.46 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market during the 20 trading days ending June 10, 2020). The actual value of the 2020 option award will be calculated on the date of grant based on the closing price of Check Point’s ordinary shares on such date.

** The salary and other compensation presented in the table were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of 2020, the amounts are estimated and converted based on the NIS/US$ exchange rate on June 10, 2020.

Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the exercise price, irrespective of the Black-Scholes-Merton value of the option granted.  For example, Mr. Shwed has not realized to date any economic gain from the option awards granted in 2017, 2018 and 2019, which have an exercise price greater than the current share price of Check Point’s ordinary shares.

Exercise Price

The exercise price of the option award shall equal 100% of the closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market on the date of the meeting.

No Repricing

The Compensation Committee and our Board of Directors have no authority to re-price the exercise price of the option award, without first obtaining shareholder approval.

Four-Year Vesting Period

Long-term, annual vesting over a four-year period, with an option to purchase 100,000 ordinary shares (20% of the award) vesting on each of the following dates: 6 months, 12 months, 24 months, 36 months and 48 months after the date of the meeting, subject to Mr. Shwed’s continued employment by Check Point on each applicable vesting date.

No Vesting Acceleration

The Compensation Committee and our Board of Directors have no authority to accelerate the vesting of the option award due to a change of control event or otherwise, without first obtaining shareholder approval.

Term

The option award shall terminate seven years after the date of grant if not exercised.

Additional Information

As of December 31, 2019, the number of company equity awards outstanding was 7.7% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date, or 8.0%, assuming the proposed option grant to Mr. Shwed subject to approval hereby, would have been granted as of December 31, 2019.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

The number of ordinary shares beneficially owned by Mr. Shwed, and the number of ordinary shares he beneficially owns pursuant to stock options exercisable within 60 days after June 25, 2020, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed, and recommend that the shareholders approve the proposed grant.

 The proposed option award grant links Mr. Shwed’s compensation to the creation of shareholder value.  If this proposal is not approved at the meeting, our Board of Directors and Compensation Committee believe it could impede our ability to incentivize Mr. Shwed to continue delivering value to our shareholders, thereby potentially posing a material risk to Check Point’s short- and long-term success.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 500,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the 2020 Annual General Meeting of Shareholders and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point be, and it hereby is, approved.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the grant of an option to our Chief Executive Officer, who is also a director.  In addition, a special majority vote will be required for approval of this proposal.  In order for this proposal to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of this proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in this proposal to grant an option to our Chief Executive Officer, as described above.  Under Israel’s Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of this proposal.  In addition, you are deemed to have a personal interest if a company, other than Check Point, that is affiliated to you has a personal interest in the adoption of this proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of this proposal if your interest in such proposal arises solely from your ownership of our shares.

ITEM 5 – PROPOSAL TO AMEND THE COMPENSATION ARRANGEMENTS OF THE
NON-EXECUTIVE DIRECTORS

Background

Based on an analysis of the appropriate remuneration of our directors, the Compensation Committee has proposed to change the structure of the equity component of the fees paid to our non-executive directors. Following the meeting, all of our directors, with the exception of Mr. Shwed, will be non-executive directors.

We are seeking your approval of these changes because Israel’s Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.

Our non-executive directors are compensated by a combination of cash fees and option grants.

We currently pay each of our non-executive directors an annual cash retainer of $40,000 for the services provided to our Board of Directors and an annual cash retainer of $7,500 for each committee membership. In addition, we pay the chair of our Audit Committee an annual cash retainer of $7,500 and the chair of each of our Nominating Committee and Compensation Committee an annual cash retainer of $2,500.

In addition, in accordance with Check Point’s equity incentive plans, each non-executive director is entitled to an initial option grant upon appointment and an automatic annual option grant, in each case, with an exercise price equal to 100% of the closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market on the applicable date of grant, as set forth below:

•
Initial Equity Grant. On the date the non-executive director is first elected or appointed to our Board of Directors the director is granted an option to purchase 50,000 ordinary shares, vesting in equal annual installments over a four-year period.

•
Annual Equity Grant. On the date of each annual general meeting of shareholders, each non-executive director who is to continue to serve after such meeting is granted an option to purchase an additional 25,000 ordinary shares, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and the remainder 25% vest a year after the grant date, provided that the director has served as a non-executive director for at least six months prior to the date of the annual general meeting.

The Compensation Committee is recommending to amend the Initial Equity Grant and the Annual Equity Grant set forth in Check Point’s equity incentive plans, by replacing the option grants with a combination of option and RSU grants, consistent with market practices:

•
Initial Equity Grant (Proposed). Upon initial appointment – grant a combination of an option to purchase 25,000 shares with four-year gradual vesting and RSUs with a value of $200,000 with four-year gradual vesting (instead of the current option grant to purchase 50,000 shares); and

•
Annual Equity Grant (Proposed). At each annual general meeting of the shareholders – grant a combination of an option to purchase 15,000 shares with a one-year gradual vesting and RSUs with a value of $50,000 with a one-year gradual vesting (instead of the current option grant to purchase 25,000 shares);

Based on an assumed exercise price of $107.46 (equal to the average closing price of Check Point’s ordinary shares on the Nasdaq Global Select Market during the 20 trading days ending June 10, 2020), and assuming this proposal is adopted, the value of the Initial Equity Grant to a joining non-executive director will decrease from approximately $1.0 million to approximately $0.7 million, and the value of the Annual Equity Grant to each non-executive director will decrease from approximately $0.5 million to approximately $0.3 million.

In addition, the Compensation Committee is proposing to pay an annual cash retainer of $20,000 to the Chairman of the Board and an annual cash retainer of $20,000 to the Lead Independent Director, in line with the annual cash retainers paid to the chairs of the Board committees.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data and data of members of our peer group, which consists of 19 companies, as listed in Item 4 above, as well as input from Mercer, which was engaged by the Compensation Committee as an independent compensation advisor.

Our Compensation Committee believes that director compensation should be fair and equitable to enable us to attract qualified members to serve on our Board of Directors, and that the proposed amendments, are designed to enable us to appropriately incentivize, attract, and retain qualified members to our Board of Directors, while ensuring that our director compensation program is consistent with market practices and share price appreciation.

Our Board of Directors subsequently approved the amended compensation arrangements of our non-executive directors and recommended that it be adopted by our shareholders.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to amend the Compensation Arrangements of the Non-Executive Directors, as set forth in Item 5 of the Proxy Statement.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the amendment to the compensation arrangements of the non-executive directors.

SHAREHOLDER PROPOSALS FOR 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2021 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2020 Annual General Meeting of Shareholders (i.e., no later than April 28, 2021; provided that if the date of the 2021 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2020 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2021 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2021 will include (1) the election (or reelection) of directors; (2) the approval of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2020 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2021 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2021 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission (the “SEC”).  Check Point’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. MARIUS NACHT Chairman of the Board of Directors

Dated: June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel

Dated: June 30, 2020

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 959 SKYWAY ROAD, SUITE 300 SAN CARLOS, CA 94070
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
	D20117-P42399	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

The Board of Directors recommends you vote FOR the following proposals:
1.	Election of Directors
	NOMINEES:	For	Against	Abstain

	1a. Gil Shwed	☐	☐	☐

	1b. Jerry Ungerman	☐	☐	☐
							For	Against	Abstain
	1c. Dan Propper	☐	☐	☐	3.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for 2020.	☐	☐	☐

	1d. Dr. Tal Shavit	☐	☐	☐

	1e. Eyal Waldman	☐	☐	☐
					4.	To approve compensation to Check Point's Chief Executive Officer.	☐	☐	☐
	1f. Shai Weiss	☐	☐	☐

2.	To elect Irwin Federman and Ray Rothrock as outside directors for an additional three-year term	For	Against	Abstain	5.	To amend the Company's non-executive director compensation arrangement.	☐	☐	☐
							Yes	No
	2a. Irwin Federman	☐	☐	☐	6a.	The undersigned is not a controlling shareholder and does not have a personal interest in item 2.	☐	☐

	2b. Ray Rothrock	☐	☐	☐
					6b.	The undersigned is not a controlling shareholder and does not have a personal interest in item 4.	☐	☐
For address changes and/or comments, please check this box and write them on the back where indicated.				☐

		Yes	No
Please indicate if you plan to attend this meeting.		☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AUGUST 3, 2020

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
AUGUST 3, 2020 at 6:59 A.M. Israel Time, which is AUGUST 2, 2020 at 11:59 P.M. Eastern Daylight Savings Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided ↓
D20118-P42399

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 3, 2020
The undersigned shareholder of Check Point hereby appoints GIL SHWED and TAL PAYNE, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, on Monday, August 3, 2020, at 5:00 P.M. (Israel Time), and at any adjournment thereof.
The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.
This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4 and 5.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side